FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

EUR1,500,000,000 Subordinated Fixed-to-Fixed Rate Notes due 2024 (Callable 2019)
ISIN Code: XS0969636371
Common Code: 096963637
(the "Notes")

Pursuant to Condition 6(c) of the terms and conditions of the Notes and paragraph 16 of the final terms dated 6 September 2013 relating to the Notes (the "Final Terms"), notice is hereby irrevocably given to the holders of the Notes (the "Noteholders") that on 10 January 2019 (the "Redemption Date") HSBC Holdings plc will exercise its option to redeem all of the outstanding Notes at EUR1,000 per Calculation Amount (as defined in the Final Terms), together with accrued but unpaid interest from (and including) 10 January 2018 to (but excluding) the Redemption Date.

Noteholders should look to the relevant clearing systems through which their Notes are held for repayment.

The listing of the Notes on the Official List of the UK Listing Authority and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 11 January 2019.

Investor enquiries to:
Greg Case (UK)                            +44 (0) 20 7992 3825       greg.case@hsbc.com
Hugh Pye (HK)                              +852 2822 4908               hugh.pye@hsbc.com

Media enquiries to:
Ankit Patel                                    +44 (0) 20 7991 9813       ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,603bn at 30 September 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 15 November 2018